EXHIBIT 11

Radian Group Inc.
Schedule of Net (Loss) Income per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per-share amounts and market prices)	2012	2011	2012	2011
Net (loss) income	$14,325	$183,568	$(274,166)	$423,689
Average diluted stock options outstanding	1,751	449	—	987
Average exercise price per share	$2.46	$2.48	$—	$3.08
Average market price per share—diluted basis	$3.49	$3.07	$—	$5.20
Average common shares outstanding	132,521	132,364	132,530	132,366
Increase in shares due to potential exercise of common stock equivalents—diluted basis (1)	1,512	1,149	—	1,501
Adjusted shares outstanding—diluted	134,033	133,513	132,530	133,867
Net (loss) income per share—basic	$0.11	$1.39	$(2.07)	$3.20
Net (loss) income per share—diluted	$0.11	$1.37	$(2.07)	$3.16
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(1)
For the three months ended September 30, 2012, 2,479,966 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net income per share as of such date because they were anti-dilutive. As a result of our net loss for the nine months ended September 30, 2012, 5,890,581 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net loss per share as of such date because they were anti-dilutive. For the three and nine months ended September 30, 2011, 3,152,395 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net income per share as of such date because they were anti-dilutive.